UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2024

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended: _______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

OpGen, Inc.

Full Name of Registrant

Former Name if Applicable

23219 Stringtown Road, Suite 300

Address of Principal Executive Office (Street and Number)

Clarksburg, MD 20871

City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, during July 2024, David Lazar, the Company’s former Chief Executive Officer and Chairman of the Board of Directors, consummated a transaction pursuant to which he sold 550,000 shares of Series E Convertible Preferred Stock (“Series E Stock”) of OpGen, Inc. (the “Company”) together with Mr. Lazar’s rights to purchase an additional 2,450,000 shares of Series E Stock under that certain Securities Purchase Agreement, dated March 25, 2024, between Mr. Lazar and the Company to AEI Capital Ltd. In connection with the consummation of the transaction, the Company experienced a complete change in the composition of its audit committee. Accordingly, the Company is unable to timely file its Quarterly Report on Form 10-Q for the period ended June 30, 2024 (the “Form 10-Q”), as the new audit committee requires additional time to review the Form 10-Q with management and the Company’s independent auditors. The registrant is unable to eliminate the need for additional time without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

David Lazar	(646)	768-8417
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended June 30, 2023, the Company’s Quarterly Report on Form 10-Q for such period indicated approximately $736 thousand in revenues and a net loss of approximately $5.8 million. Due to the insolvency filings of the Company’s foreign subsidiaries in November 2023, the Company’s Form 10-Q for the three months ended June 30, 2024 will not include the operating activity for these entities, which was included in the 2023 filing for the same period. In addition, the Company shifted its focus at the end of 2023 and into 2024 toward pursuing a strategic transaction, so domestic operations, and as a result, revenues and expenditures, declined. Given these factors, the Company’s preliminary statement of operations for the three months ended June 30, 2024 shows revenues of approximately $28 thousand and net loss of approximately $1.6 million. These preliminary figures for the three months ended June 30, 2024 are subject to change and will be reviewed by the Company’s independent auditor, but these are our estimated figures at this time.

OpGen, Inc.

	PRELIMINARY	ACTUAL
	Three months ended June 30,
	2024	2023
Revenue
Product sales	$28,000	$439,672
Laboratory services	-	44,003
Collaboration revenue	-	252,462
Total revenue	28,000	736,137
Operating expenses
Cost of products sold	(41,600)	714,392
Cost of services	-	204,102
Research and development, net	22,964	1,388,792
General and administrative	1,568,620	2,425,007
Sales and marketing	25,327	1,160,200
Total operating expenses	1,575,311	5,892,493
Operating loss	(1,547,311)	(5,156,356)
Other income (expense)
Interest and other income	150,658	31,215
Interest expense	(1,079)	(684,498)
Foreign currency transaction gains (losses)	184	(60,401)
Change in fair value of derivative financial instruments	-	42,717
Change in fair value of EIB loan guaranty	(178,802)	-
Total other expense	(29,039)	(670,967)
Loss before income taxes	(1,576,350)	(5,827,323)
Provision for income taxes	-	-
Net loss	$(1,576,350)	$(5,827,323)
Net loss available to common stockholders	$(1,576,350)	$(5,827,323)
Net loss per common share – basic and diluted	$(1.18)	$(9.33)
Weighted average shares outstanding – basic and diluted	1,340,285	624,633
Net loss	$(1,576,350)	$(5,827,323)
Other comprehensive loss – foreign currency translation	-	(113,704)
Comprehensive loss	$(1,576,350)	$(5,941,027)

OpGen, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2024	By:	/s/ David Lazar
	Name:	David Lazar
	Title:	President

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